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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14088

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/16 AND ENDING 12/31/16
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northwestern Mutual Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Suite 300, 611 E. Wisconsin Ave.

(No. and Street)

Milwaukee	WI	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jennifer O'Leary   414-665-2542

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP

(Name – if individual, state last, first, middle name)

Suite 1200, 833 E Michigan St	Milwaukee	WI	53202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Northwestern Mutual Investment Services, LLC
Statement of Financial Condition
December 31, 2016

AVAILABLE FOR PUBLIC

OATH OR AFFIRMATION

I, Jennifer O'Leary _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Northwestern Mutual Investment Services, LLC _____ , as

of December 31 _____ , 20 16 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Jennifer O'Leary
Signature

Treasurer/FINOP
_____
Title

Notary Public

Melanie J. Herman
Notary Public
State of Wisconsin October 23, 2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Northwestern Mutual Investment Services, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial condition of Northwestern Mutual Investment Services, LLC (the "Company") as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit of this statement in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company has extensive transactions with its parent and affiliates as disclosed in Note 5 to the financial statement. It is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 24, 2017

PricewaterhouseCoopers LLP, 833 E. Michigan St., Ste. 1200, Milwaukee, WI 53202
T: (414) 212 1600, F: (414) 212 1880, www.pwc.com/us

Northwestern Mutual Investment Services, LLC
Statement of Financial Condition
Year ended December 31, 2016

Assets

Cash and cash equivalents	$	8,687,792
Due from clearing broker		62,031,014
Deposit with clearing organizations		120,016
Investment securities, at fair value		18,444
Deferred distribution costs		9,218,267
Prepaid licensing fees		4,221,922
Due from affiliates, net		11,435,680
Accounts receivable and other assets		7,823,544
Total assets	$	103,556,679

Liabilities and Member's Equity

Commissions payable	$	21,686,412
Due to Member, net		2,936,132
Compensation and benefits payable		2,481,429
Deferred tax liability, net		1,904,838
Accrued expenses and other liabilities		1,497,654
Total liabilities		30,506,465
Member's equity		73,050,214
Total liabilities and Member's equity	$	103,556,679

The accompanying notes are an integral part of these financial statements.

Northwestern Mutual Investment Services, LLC
Notes to the Financial Statements
Year ended December 31, 2016

1. **Organization**

    Northwestern Mutual Investment Services, LLC (the "Company" or "NMIS") is a wholly-owned subsidiary of The Northwestern Mutual Life Insurance Company (the "Member" or "NML"). NML is one of the largest life insurance companies in the United States offering life, disability and long-term care insurance and annuity products to the personal, business and estate markets.

    The Company is an introducing broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). Through its registered financial representatives, NMIS offers mutual funds, stocks, bonds, variable life insurance, variable and group annuities, referral services and other investment products to its clients. Also, NMIS offers investment advisory services to other investment advisers. The Company is the principal underwriter and distributor for NML's variable annuity and variable life insurance products.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates or assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual future results could differ from these estimates and assumptions.

    Cash and Cash Equivalents
    Cash and cash equivalents represent amounts on deposit with banks or investments in money market mutual funds.

    Due from Clearing Broker
    Due from clearing broker represent amounts collected by the clearing broker-dealer on behalf of the Company.

    Investment Securities, at Fair Value
    Investment securities primarily result from failed execution of client trades, at which time NMIS assumes direct responsibility for them. Failed executions are generally liquidated shortly thereafter. All investment securities are considered to be on a trading basis, whereby they are measured and reported at fair value. See Note 3 for additional disclosures surrounding investment securities.

    Prepaid Licensing Fees
    Prepaid licensing fees are comprised of annual licensing and registration fees the Company is required to pay in advance to FINRA.

3

Accounts Receivable and Other Assets
Accounts receivable and other assets include amounts due from trade creditors, receivables from financial representatives and other prepaid expenses.

Commissions Payable
Commissions payable represent amounts earned by the Company but not yet paid to registered financial representatives.

Compensation and Benefits Payable
Current amounts due to employees but not yet paid comprise compensation and benefits payable.

Business Risks and Uncertainties
Mutual fund, variable annuity and variable life product commissions and other fees are vulnerable to adverse market performance and related client behavior. These commissions and fees may also be adversely affected by changes in the regulatory environment.

Recent Accounting Pronouncements
In May 2014, the FASB issued updated guidance on accounting for revenue recognition, which supersedes most existing revenue recognition guidance. The guidance requires an entity to recognize revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to, in exchange for those goods or services. The guidance also requires additional disclosures about the nature, amount, timing and uncertainty revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from cost incurred to obtain or fulfill a contract. The new guidance is effective for annual periods and interim periods within those annual periods, beginning after December 15, 2017, and must be applied using one of two retrospective application methods. Early adoption is not permitted. NMIS is in the process of evaluating the impact of adoption on its financial statements.

3. **Investment Securities, at Fair Value**

    Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are generally based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources while unobservable inputs reflect the Company's view of market assumptions in the absence of observable market information. Assets and liabilities measured at fair value can be categorized into three levels based on the reliability of the inputs to the valuation techniques.

    Level 1 – Fair value is based on quoted market prices in active markets that are accessible to the Company for identical assets or liabilities.

    Level 2 – Fair value is based on significant inputs, other than Level 1 inputs, that are

corroborated by observable market data. Level 2 inputs include quoted market prices in active markets for similar assets or liabilities and other market observable inputs.

Level 3 – Fair value is based on one or more significant unobservable inputs.

The Company attempts to utilize valuation techniques that maximize the use of observable inputs and minimizes the use of unobservable inputs. Categorizations are based on each investment's lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment, and considers factors specific to the asset or liability, such as the relative impact on the fair value as a result of a particular input.

The Company's cash and cash equivalents and investment securities are the only assets or liabilities measured at fair value on the statement of financial condition at December 31, 2016. The table below presents the fair value measurement categories utilized by the Company. The categorization of an asset or liability within the level hierarchy is based upon the pricing transparency of the asset or liability and does not necessarily correspond to management's perceived risk of that investment.

	December 31, 2016			
	Level 1	Level 2	Level 3	Total
Cash & cash equivalents	$ 8,687,792	$ -	$ -	$ 8,687,792
Investment securities	18,444	-	-	18,444
Total	$ 8,706,236	$ -	$ -	$ 8,706,236

The Company reviews the fair value categories each reporting period. Changes in the observability of the valuation attributes may result in a reclassification of certain assets or liabilities. No such reclassifications occurred during the year ended December 31, 2016.

4.   Deferred Distribution Costs

Upon retirement or separation from the Company, certain of the Company's registered financial representatives receive a one-time, lump-sum payment in lieu of actual future commissions to which they may otherwise be entitled over a five year period subsequent to retirement or separation. The Company retains a portion of future commission overrides payable to the successor financial representative up to an agreed-upon annual limit as a means of recovering the deferred distribution costs.

Lump-sum payments are deferred and amortized as commission expense over a period of five years. The Company is compensated for these distribution costs through both annual asset-based and transaction-based fees. Because the related revenues are earned and recognized over time, the deferral and amortization of these lump-sum payments provides a matching of these expenses with the related revenues. Periodically, the Company

reevaluates the current assumption of expected revenues related to the payment of deferred distribution costs and records a valuation allowance when it is probable that those anticipated revenues will be lower than originally estimated. At December 31, 2016, deferred distribution costs reported in the statement of financial condition included $19,340,157 of deferred lump-sum payments, which were reported net of accumulated amortization of $10,002,627 and a valuation allowance of $119,263.

5. **Related Party Transactions**

A significant portion of the Company's revenues and expenses relate to transactions with NML and its affiliates.

Under the terms of a master services agreement with NMIS, NML provides data processing and other administrative services to NMIS. The unpaid balance due to NML for these services was $4,207,230 at December 31, 2016 and is reported as due to Member in the statement of financial condition.

Also pursuant to the terms of the master services agreement with NMIS, NML allows NMIS employees to participate in various employee benefit plans sponsored by NML, including bonus, deferred compensation and employee welfare plans. NMIS reimburses NML for its share of the cost of these benefits. NMIS employees are also allowed to participate in various retirement plans sponsored by NML. The unpaid balance due to NML for these benefits was $277,401 at December 31, 2016 and is reported as due to Member in the statement of financial condition.

Under the terms of a distribution agreement with NML, NMIS selects, trains and supervises financial representatives who are engaged in the distribution of NML's variable annuity and variable life insurance products. Also pursuant to the terms of the distribution agreement with NML, NMIS provides underwriting and distribution services related to variable annuity and variable life insurance products. The unpaid balance due to NMIS for these services was $825,747 at December 31, 2016 and is reported as a reduction of due to Member in the statement of financial condition

Under the terms of a dual employee cost sharing agreement with NML, employees provide NMIS with various departmental administration services. The net unpaid balance due to NML related to these services was $207,582 at December 31, 2016, and is reported as due to Member in the statement of financial condition.

Under the terms of an agreement with NML, NMIS provides NML's independent insurance agents access to the investment products and services offered by the Company. Access is provided only to insurance agents that meet NMIS' registration standards and criteria to be registered representatives with NMIS. The unpaid balance due to NMIS under this agreement was $1,366,667 at December 31, 2016 and is reported as a reduction of due to Member in the statement of financial condition.

Northwestern Mutual Wealth Management Company ("NMWMC"), a wholly-owned subsidiary of NML, is a federally chartered savings bank regulated by the Office of the Comptroller of the Currency. NMWMC is organized for the limited purpose of providing trust, investment advisory and financial planning services to NML's clients and the general public. Under the terms of a master services agreement with NMWMC, NMIS provides recruitment, training, support services, compliance and supervision, research and development, marketing and sales assistance, financial management and paymaster services that support NMWMC's trust, investment advisory and financial planning services operations. The unpaid balance due to NMIS related to these services was $6,848,054 at December 31, 2016, and is reported as due from affiliates in the statement of financial condition.

Also pursuant to the terms of the master services agreement with NMWMC, NMIS provides systems support, brokerage, custody, recordkeeping and related services for investment advisory programs sponsored by NMWMC. The unpaid balance due to NMIS related to these services was $4,110,250 at December 31, 2016, and is reported as due from affiliates in the statement of financial condition.

The master services agreement was amended, effective January 1, 2016, whereby NMWMC will provide NMIS with communications services, meetings services and research and investment advice. The unpaid balance due to NMWMC related to these services was $159,167 at December 31, 2016, and is reported as due from affiliates in the statement of financial condition.

NMIS provides client solicitation and referral services to NMWMC under the terms of a client procurement agreement with NMWMC. The unpaid balance due to NMIS related to these services was $121,883 at December 31, 2016, and is reported as due from affiliates in the statement of financial condition.

Under the terms of a custodial agreement with NMIS, NMWMC provides custodial trust services for individual retirement accounts of NMIS clients. NMWMC further subcontracts certain of these custodial trust services to NMIS. The unpaid balance due from NMWMC related to this agreement was $497,993 at December 31, 2016, and is reported as due from affiliates in the statement of financial condition.

Under the terms of four separate dual employee cost sharing agreements with NMWMC, an employee provides the services required of the Chief Compliance Officer for NMWMC, an employee provides advisory product management services for NMIS, certain employees provide investment trading services to NMWMC client accounts where there is no NMWMC wealth management advisor assigned to service such clients and an employee provides regulatory and management functions to both NMIS and NMWMC. The net unpaid balance due from NMWMC related to these services was $16,667 at December 31, 2016, and is reported as due from affiliates in the statement of financial condition.

The amount of dividends which can be paid by NMIS is limited by SEC regulations. In

addition, internal guidelines have been set to ensure NMIS continues to remain well capitalized and able to meet prescribed minimum capital thresholds. The Company paid cash dividends totaling $70,000,000 to NML for the year ended December 31, 2016.

6. **Income Taxes**

The Company is organized as a Wisconsin single member limited liability company and is thereby a disregarded entity for federal income tax purposes. The Company's taxable income or losses are included in NML's consolidated federal income tax returns. Under a written tax-sharing agreement, NML collects from or refunds to the Company income taxes determined as if the Company filed a separate federal income tax return.

During the year ended December 31, 2016, NMIS utilized taxable loss carryforwards of $51,464,869. At December 31, 2016, the Company fully utilized the remaining tax loss carryforwards of $7,430,502, $22,562,123 and $21,472,244 originating in 2007, 2008 and 2009, respectively. Federal income taxes due to NML were $436,333 at December 31, 2016, and are reported in due to member in the statement of financial condition.

The Company accounts for deferred tax assets and liabilities, which represent the financial statement impact of cumulative temporary differences between the tax and financial statement bases of assets and liabilities. The significant components of the net deferred tax asset at December 31, 2016 were as follows.

Deferred tax assets:	
Deferred commissions	$ 285,873
Advisory liabilities	885,518
Employee benefit liabilities	150,164
Gross deferred tax assets	1,321,555
Deferred tax liabilities:	
Deferred transition costs	(3,226,393)
Net deferred tax liabilities	$ (1,904,838)

Deferred tax assets are valued based upon the expectation of future realization on a more likely than not basis. A valuation allowance is established for that portion of deferred tax assets which cannot meet this realization standard. Based on all available evidence, a valuation allowance is not needed as of December 31, 2016.

The Company has no known uncertain tax positions as defined in the accounting standards, and has correspondingly not recorded a related provision at December 31, 2016.

Northwestern Mutual Investment Services, LLC
Notes to the Financial Statements
Year ended December 31, 2016

7.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires NMIS to maintain a minimum level of net capital equal to the greater of $250,000 or 2% of combined aggregate debit items, as defined. At December 31, 2016, the Company had net capital of $34,197,055, which exceeded the minimum requirement of $250,000 by $33,947,055.

8.   Contingencies

NMIS and Pershing, LLC ("Pershing") are parties to a fully disclosed clearing agreement through February 28, 2021 whereby Pershing provides securities execution, clearing and settlement services for NMIS. Termination of the clearing agreement by the Company prior to February 28, 2021 would result in significant termination fees as provided for in the clearing agreement.

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company is engaged in various legal actions in the normal course of its operations. The status of these legal actions is actively monitored by management. If management believed, based on available information, that an adverse outcome upon resolution of a given legal action was probable and the amount of that adverse outcome was reasonable to estimate, a loss would be recognized and a related liability recorded. No such liabilities were recorded by the Company at December 31, 2016.

Legal actions are subject to inherent uncertainties, and future events could change management's assessment of the probability or estimated amount of potential losses from pending or threatened legal actions. Based on available information, it is the opinion of management that the ultimate resolution of pending or threatened legal actions, both individually and in the aggregate, will not result in losses having a material effect on the Company's financial position at December 31, 2016.

Northwestern Mutual Investment Services, LLC
Notes to the Financial Statements
Year ended December 31, 2016

9.   **Subsequent Events**

Company management has evaluated events subsequent to December 31, 2016 through February 24, 2017, the date these financial statements were issued. There have been no events occurring subsequent to the close of the Company's books or accounts for the accompanying Statement of Financial Condition that would have a material effect on the financial condition of the Company.